Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Scotiabank reports first quarter earnings of $835 million

           First quarter financial measures compared to the same period a year ago:

           - Earnings per share (diluted) of $0.82, compared to $1.01
           - Net income of $835 million, versus $1,020 million
           - Return on equity of 18.3%, compared to 22.1%
           - Productivity ratio of 56.5%, versus 53.6%

           TORONTO, March 4 /CNW/ - Scotiabank recorded first quarter net income of
$835 million, down $185 million or 18% from the same period last year. Diluted earnings per share (EPS) were $0.82 compared to $1.01 in the same period a year earlier, down 19%. Return on equity was 18.3% compared to 22.1% last year.
           "While we had anticipated the first quarter to be difficult, results were weaker than expected," said Rick Waugh, President and CEO. "This was due primarily to substantial volatility in global financial markets. Our exposure to these stressed markets is modest and well diversified, but our portfolios did experience some valuation writedowns.
           "We continued to experience solid core growth in our Domestic and
International Banking platforms, but our results in Scotia Capital were negatively affected by the market volatility. In Domestic Banking, average assets rose 14%, driven by growth and increased market share in mortgages, personal deposits and mutual funds. International Banking also experienced strong asset growth of seven per cent due to organic growth and our acquisition in Chile, despite the negative impact of foreign currency translation. Mexico's earnings contribution was lower this quarter, due largely to increased loan loss provisions, unusually high taxes, as well as the negative effect of the stronger Canadian dollar.
           "The unsettled capital markets affected certain of the Bank's portfolio positions and also led to an increase in funding costs, thereby reducing the
Bank's interest margin compared to a year ago. The steep rise of the Canadian dollar versus the U.S. dollar from 85 cents to par over the past year had the impact of reducing our foreign currency earnings," Mr. Waugh said. "We also took prudent actions to ensure our portfolios reflect current market valuations.
           "Notwithstanding the current volatility, particularly in widening credit spreads, capital markets are expected to improve somewhat in the second half of the year. Funding costs have begun to improve, asset growth remains strong in all three of our business lines, and increased attention to managing costs supports our confidence going forward. As well, the pressure of the rapid rise of the dollar in 2007 will have a much reduced impact in the second half of the year, as we anticipate the Canadian dollar to stay within its current range.
           "We are confident that we are taking action to meet the current challenges head on and, hence, are maintaining the objectives that we established at the beginning of the year."

           <<
           Year-to-date performance versus our key 2008 financial and operational objectives was as follows:

           1. Target: Earn a return on equity (ROE)(1) of 20 to 23%. For the three months Scotiabank earned an ROE of 18.3%.

           2. Target: Generate growth in earnings per common share (diluted) of 7 to
              12%. Our year-over-year growth in earnings per share was negative 19%.

           3. Target: Maintain a productivity ratio(1) of less than 57%.
              Scotiabank's ratio was 56.5% for the three months.

           4. Target: Maintain sound capital ratios. At 9.0%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and international standards.

           (1) Refer to non-GAAP measures discussion further below.

           FINANCIAL HIGHLIGHTS

                                               As at and for the three months ended
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                                                 January 31  October 31  January 31
           (Unaudited)                                 2008        2007        2007
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           Operating results ($ millions)
           Net interest income                        1,814       1,716       1,776
           Net interest income (TEB(1))               1,932       1,932       1,881
           Total revenue                              2,839       3,078       3,109
           Total revenue (TEB(1))                     2,957       3,294       3,214
           Provision for credit losses                  111          95          63
           Non-interest expenses                      1,669       1,792       1,724
           Provision for income taxes                   193         204         277
           Provision for income taxes (TEB(1))          311         420         382
           Net income                                   835         954       1,020
           Net income available to common
            shareholders                                814         938       1,012
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           Operating performance
           Basic earnings per share ($)                0.83        0.95        1.02
           Diluted earnings per share ($)              0.82        0.95        1.01
           Return on equity (%)(1)                     18.3        21.0        22.1
           Productivity ratio (%) (TEB(1))             56.5        54.4        53.6
           Net interest margin on
            total average assets (%) (TEB(1))          1.79        1.87        1.91
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           Balance sheet information ($ millions)
           Cash resources and securities            130,893     118,030     126,899
           Loans and acceptances                    260,501     238,685     222,690
           Total assets                             449,422     411,510     396,470
           Deposits                                 316,797     288,458     277,019
           Preferred shares                           1,865       1,635         945
           Common shareholders' equity               18,128      17,169      18,850
           Assets under administration              195,155     195,095     203,067
           Assets under management                   31,704      31,403      29,158
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           Capital measures(2)
           Tier 1 capital ratio (%)                     9.0         9.3        10.4
           Total capital ratio (%)                     10.2        10.5        11.7
           Tangible common equity
            to risk-weighted assets(1) (%)              7.2         7.2         8.4
           Risk-weighted assets ($ millions)        234,876     218,337     206,843
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           Credit quality
           Net impaired loans(3) ($ millions)           689         601         579
           General allowance for
            credit losses ($ millions)                1,298       1,298       1,323
           Net impaired loans as a %
            of loans and acceptances(3)                0.26        0.25        0.26
           Specific provision for credit
            losses as a % of average loans
            and acceptances (annualized)               0.18        0.16        0.12
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           Common share information
           Share price ($)
             High                                     54.00       53.49       53.39
             Low                                      43.10       46.70       48.80
             Close                                    48.19       53.48       50.76
           Shares outstanding (millions)
             Average - Basic                            985         983         991
             Average - Diluted                          992         991       1,001
             End of period                              985         984         993
           Dividends per share ($)                     0.47        0.45        0.42
           Dividend yield (%)                           3.9         3.6         3.3
           Dividend payout ratio(4) (%)                56.9        47.1        41.2
           Market capitalization ($ millions)        47,487      52,612      50,397
           Book value per common share($)             18.40       17.45       18.99
           Market value to book value multiple          2.6         3.1         2.7
           Price to earnings multiple
            (trailing 4 quarters)                      12.5        13.2        13.5
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           Other information
           Employees(5)                              62,002      58,113      54,889
           Branches and offices                       2,488       2,331       2,225
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           (1) Non-GAAP measure. Refer further below for a discussion of these measures.
           (2) Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods were determined in accordance with Basel I rules.
           (3) Net impaired loans are impaired loans less the specific allowance for credit losses.
           (4) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
           (5) Certain amounts for prior periods have been restated to include final numbers for all new acquisitions.
           >>

           MESSAGE TO STAKEHOLDERS

           Strategies for success

           The first quarter of 2008 was challenging for banks, including
Scotiabank. While Domestic Banking and International Banking experienced solid core growth, results for Scotia Capital and for the Bank overall were negatively affected by the turbulence in global financial markets, particularly credit markets.
           We are meeting these challenges by continuing to invest in revenue generating opportunities, emphasizing our traditional focus on controlling expenses, and remaining focused on executing our strategy.
           Our overarching strategy is to continually build on our current business model of three strong business lines. We are committed to growing each of our businesses, while maintaining a high level of diversification. In executing our strategy, our approach balances the interests of our shareholders, customers, employees and communities; reflects our core strengths - including risk and expense management; and concentrates on three key priorities: driving sustainable revenue growth, effective capital management and leadership development.
           Each of our businesses made demonstrable progress on these priorities during the quarter, and we have highlighted several key achievements further below. In particular, we continued to use our capital to fund opportunities and acquisitions that will further our growth objectives. In this respect, we closed two previously announced transactions - a $1.0 billion deal to acquire
99.5 per cent of Banco del Desarrollo, Chile's seventh-largest bank, and the acquisition of a controlling interest in BBVA Crecer AFP, the Dominican
Republic's largest pension fund administrator in number of affiliates, and its related insurance company, BBVA Seguros.
           We are proud that Scotiabank continues to be recognized as one of

Canada's top employers in The Globe and Mail Report on Business Magazine's
annual ranking. And we remained active supporters of the communities where we live and work.
           Overall, we remain confident about the future and, with a strong focus on executing our strategies, priorities, cost control and growing our three business platforms, we are confident we are taking action to meet our 2008 objectives.

           <<
           2008 Objectives - Our Balanced Scorecard

           Financial
           -  Return on equity of 20-23%
           -  Diluted earnings per share growth of 7-12%
           -  Long-term shareholder value through increases in dividends and stock price appreciation

           Operational
           -  Productivity ratio of less than 57%
           -  Sound ratings
           -  Strong practices in corporate governance and compliance processes
           -  Sound capital ratios

           Customer
           -  High levels of customer satisfaction and loyalty
           -  Deeper relationship with existing customers
           -  New customer acquisition

           People
           -  High levels of employee satisfaction and engagement
           -  Enhance diversity of workforce
           -  Commitment to corporate social responsibility and strong community involvement

           ACHIEVEMENTS

           Domestic Banking
           -  The Atlantic Customer Contact Centre in Halifax received the Call
              Center of the Year award in the Service Quality Measurement North
              America ratings, which benchmark more than 300 leading international contact centres on an annual basis.
           -  Scotiabank and The Western Union Company, a global leader in money transfer services, launched a national program to offer international money transfer services to Scotiabank customers. Our customers in diverse communities now have the ability to send money to family members, friends and business colleagues in more than 200 countries and territories around the world. This is a further step in our ongoing commitment to meet the unique needs of the multicultural communities in which we do business.
           -  The investment performance delivered by Scotia Cassels Investment
              Counsel remains among the best in Canada. For the three-year period through December 31, 2007, 79% of the actively managed, long-term mutual fund assets advised by Cassels were in the top two quartiles, as rated by Morningstar.

           International Banking
           -  Scotiabank has been recognized by Global Finance as the Best Trade
              Finance Bank in Canada for 2008. This is the second time Scotiabank has won this award for its wide range of trade-related services and excellent online systems for importers and exporters.
           -  We expanded our operations in Guatemala and the Dominican Republic with the purchase of select assets from Grupo Altas Cumbres (GAC) of
              Chile in February. The agreement also includes an option to purchase

              GAC's bank in Peru, Banco del Trabajo.
           -  During the quarter, we continued to expand our distribution network, opening 29 new locations in Mexico, four in Peru, and three branches and offices in other key international markets. We also announced the opening of a representative office in Moscow, Russia.
           -  Scotiabank Trinidad & Tobago and Scotiabank Turks & Caicos received the Bank of the Year award from The Banker magazine.

           Scotia Capital
           -  Scotia Capital was named Best Foreign Exchange Bank in Canada for the fourth year in a row, by Global Finance magazine. The annual award recognizes the best foreign exchange banks and providers in 82 countries and regions around the world.
           -  Scotia Waterous acted as exclusive financial advisor to Penn West
              Energy Trust on its merger with Canetic Resources Trust. The merger created the largest conventional oil and gas trust in North America with an enterprise value of more than $15 billion.
           -  Scotia Capital acted as financial advisor and placement agent on a
              $500 million equity private placement for a Bermuda-based start-up life reinsurance company, Aurigen Re Capital Limited. Scotia Capital brought together a truly international group of high-profile investors with significant expertise in the insurance industry.
           -  Scotia Capital's newly formed Global Energy Solutions team, working closely with Scotiabank's International Banking division, acted as lead hedge arranger and lead hedge advisor for the interest rate hedging program related to AES Changuinola S.A.'s construction of a new power plant in Panama. AES is one of the world's largest power companies. As well, Scotiabank committed US$50 million in credit facilities towards the project's financing.

           Employee highlights
           -  Scotiabank was named one of Canada's 50 Best Employers for 2008, for the fourth consecutive year, by The Globe and Mail Report on Business
              Magazine. The annual list is based on a national survey conducted by
              Hewitt Associates, a global human resources firm, and employee feedback is a critical component of the study. Scotiabank was the highest-placed bank, moving from 44th place last year to 19th, and this recognition helps position the Bank as an employer of choice.
           -  Scotiabank was also recognized as a Top 125 Training Organization in
              2008 for the sixth time and fifth consecutive year by Training magazine, with a ranking of 14th. The list recognizes exceptional learning and development programs incorporated by companies around the world, and is based on a variety of quantitative and qualitative measurements, including the sizes of the organization, annual revenue, number of employees, training budget, best practices, leadership development and new training initiatives.

           Community involvement
           -  Scotiabank donated to Tides Canada Foundation's Great Bear Rainforest
              Campaign. The donation supports an innovative, globally significant sustainability model to protect British Columbia's Great Bear
              Rainforest, and will contribute to a permanent conservation endowment fund that will also benefit First Nations communities.
           -  Scotiabank announced a contribution of $50,000 to the Canadian Red
              Cross Society's Mexico Flood Appeal to support victims of last fall's torrential rains, flooding and mudslides in the Tabasco region of
              Mexico. The Bank also accepted donations through its branch networks in Canada and Mexico, and established an employee-to-employee account for Canadian employees who want to support their Mexican colleagues who have been affected by the natural disaster.
           >>

           MANAGEMENT'S DISCUSSION & ANALYSIS

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           Forward-looking statements

           Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
           By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks;
the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes;
global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the
Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank's 2007 Annual Report.
           The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
           The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing this section.
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           Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

           Non-GAAP Measures

           The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis further below. They are defined below:

           Taxable equivalent basis
           The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $118 million versus
$105 million in the same quarter last year and $216 million last quarter.
           For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

           Productivity ratio (TEB)
           Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

           Net interest margin on total average assets (TEB)
           This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

           Return on equity
           Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity, including all components of shareholders' equity.

           Economic equity and Return on economic equity
           For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity. Return on equity for the business segments is based on the economic equity allocated to the business segments.
The difference between the economic equity amount required to support the business segments' operations and the Bank's total equity is reported in the
"Other" segment.

           Tangible common equity to risk-weighted assets
           Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
           Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Superintendent of Financial
Institutions Canada.

           Group Financial Performance and Financial Condition

           Scotiabank's net income was $835 million in the first quarter, a reduction of $185 million or 18% from the same period a year ago. Higher net interest income from continued asset growth and lower non-interest expenses were more than offset by lower trading revenues, and lower gains on non-trading securities. As well, there was a negative impact of foreign currency translation, a lower interest margin, a reduced contribution from
Mexico, and a higher provision for credit losses this quarter compared to the low levels last year.
           Net income decreased $119 million or 13% from the fourth quarter, due primarily to the after-tax gain of $163 million on the Visa reorganization recognized last quarter, and lower gains on non-trading securities after writedowns on certain structured credit instruments which exceeded writedowns last quarter. Partially offsetting these items was an increase in net interest income from strong asset growth and a reduction in non-interest expenses.

           Total revenue

           Total revenue (on a taxable equivalent basis) was $2,957 million this quarter, a decrease of $257 million or 8% from the first quarter last year.
The decline was attributable to many factors, including lower trading revenues, reduced gains on non-trading securities, changes in the fair value of derivatives used for asset/liability management that do not qualify as hedges, and the negative impact of foreign currency translation. These were partly offset by growth in underlying net interest income, primarily from strong organic asset growth and acquisitions.
           As a result of a substantial widening of credit spreads, particularly on structured credit instruments, certain of the Bank's non-trading securities experienced a decline in market value. The investments include collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), structured investment vehicles (SIVs), and non-bank asset backed commercial paper (ABCP).
Notwithstanding the Bank's intention to hold these structured credit instruments for the longer term, the Bank recorded pre-tax writedowns of
$158 million on these investments, including $44 million for non-bank ABCP. As well, trading revenues included an $80 million loss recorded on a swap exposure to a monoline insurer. The underlying reference assets of the swaps are of high quality. Last quarter, the Bank incurred pre-tax losses of
$191 million on structured credit instruments.
           Compared to the fourth quarter, total revenue was down $337 million or
10%, due mainly to the pre-tax gain of $202 million recognized on the Visa reorganization last quarter, lower gains on non-trading securities and lower tax-exempt dividend income. These were partially offset by higher underlying net interest income associated with increased asset volumes.

           Net interest income

           This quarter's net interest income (on a taxable equivalent basis) was
$1,932 million, an increase of $51 million or 3% over the same period last year. The positive contribution from strong asset growth this past year was partly offset by the negative impact of foreign currency translation. As well,

the decline in interest rates in the past quarter had a significant negative impact on fair value of derivatives used for asset/liability management which do not qualify for hedge accounting treatment.
           Compared to the previous quarter, net interest income (on a taxable equivalent basis) was unchanged, due primarily to a reduction in tax-exempt dividend income. Excluding this, net interest income rose a substantial
$98 million, due mainly to strong asset growth in the quarter and contributions from acquisitions, partly offset by a lower margin.
           The Bank's net interest margin was 1.79% in the first quarter, compared to 1.91% in the first quarter of last year and 1.87% last quarter. Compared to the prior year, the reduction in the margin was due to higher wholesale funding costs, as well as a change in asset mix, mainly from continued growth in lower-yielding, but lower-risk, Canadian residential mortgages. The quarter-over-quarter decrease was due mainly to lower tax-exempt dividend income.

           Other income

           Other income was $1,025 million this quarter, a decline of $308 million or 23% from the first quarter last year. This decrease was driven largely by trading losses this quarter, in part due to an $80 million reserve on a swap exposure to a monoline insurer, and weaker equity trading. As well, there were lower net gains on non-trading securities and a decline in underwriting revenues. The Bank had revenue growth in credit cards fees and mutual funds, mainly from higher volumes.
           Quarter over quarter, other income was down $337 million or 25%. This was due primarily to the gain on the Visa reorganization and gain on the sale of
Scotia Capital's bond index business recognized last quarter, along with lower gains on non-trading securities this quarter. Partly offsetting these factors were lower trading losses, higher credit fees and credit card revenues recognized this quarter.

           Provision for credit losses

           The provision for credit losses was $111 million this quarter, up $48 million from the low levels in the same period last year and a $16 million increase from last quarter. The increase from last year was attributable to higher provisions in Domestic and International Banking, and lower net recoveries in the Scotia Capital portfolio. Further discussion on credit risk is provided below.

           Non-interest expenses and productivity

           Non-interest expenses were $1,669 million this quarter, $55 million or 3%
lower than the same period last year. This decrease was primarily from lower performance-based compensation, due mainly to a decline in trading revenues, a reduction in stock-based compensation expenses from a lower share price, and the positive impact of foreign currency translation. There were also declines in advertising expenditures and business taxes. Offsetting these were the impact of acquisitions and increasing salaries due to growth initiatives.
           Compared to the fourth quarter, non-interest expenses were down $123 million or 7%. This reduction was across most expense categories, as expenses are seasonally lower in the first quarter. Remuneration and benefit expenses were up as higher salaries, stock-based compensation and benefit expenses were only partially offset by lower performance-based compensation.
           The productivity ratio, a measure of the Bank's efficiency, was 56.5%, compared to 53.6% in the same quarter last year and 54.4% last quarter. The
Bank's operating leverage this quarter - the rate of growth in total revenue on a tax equivalent basis, less the rate of growth in expenses - was negative
4.9% compared to a year ago, driven primarily by the weaker trading results, lower net gains on non-trading securities, and a reduced net interest margin.

           Taxes

           The effective tax rate for this quarter was 18.2%, down from 21.0% in the first quarter last year, but an increase from 17.1% in the fourth quarter. The decrease from a year ago was due primarily to a reduction in the statutory tax rate in Canada and higher tax-exempt dividend income. Compared to the previous quarter, there were lower tax savings from the Bank's foreign operations and lower tax-exempt dividend income.

           Risk management

           The Bank's risk management policies and practices are unchanged from those outlined in pages 56 to 67 of the 2007 Annual Report.

           Credit risk
           Credit conditions remained stable in most of the Bank's lending markets.
The provision for credit losses was $111 million in the first quarter, compared to $63 million in the same period last year and $95 million in the previous quarter.
           Scotia Capital had net recoveries of $10 million in the first quarter, compared to net recoveries of $30 million in the first quarter of last year and net recoveries of $10 million in the previous quarter. The net recovery in the current quarter related primarily to provision reversals in the Canadian and European portfolios, partly offset by a new provision.
           Credit losses of $91 million in the Domestic Banking portfolios were up from $74 million in the same quarter last year and $78 million in the previous quarter. Retail provisions were higher than the same period last year and the prior quarter, in line with portfolio growth and increases reflecting the acquisition of Travelers Leasing. Commercial provisions increased modestly from very low levels over the same period last year and the previous quarter, spread over a number of sectors and several small accounts.
           International Banking's provision for credit losses was $30 million in the first quarter, compared to $19 million in the same period last year and
$27 million in the prior quarter. The increase in provision for credit losses from the same period last year was due mainly to higher provisions in the retail portfolios, offset partially by higher net recoveries in the commercial portfolio. The increase in provision for credit losses compared to the previous quarter was attributable primarily to higher provisions in the Mexico retail portfolios. Retail provisions in Mexico a year ago and in the previous quarter benefited from higher reversals for provisions that were no longer required.
           Total net impaired loans, after deducting the allowance for specific credit losses, were $689 million as at January 31, 2008, an increase of
$88 million from last quarter. The general allowance of $1,298 million was unchanged from last quarter.
           The Bank has both direct and indirect exposures to monoline insurance companies. The direct credit exposure is to three monolines by way of lending and derivative facilities. Exposures to two of these monolines are not significant. The Bank has purchased a CDO tranche from the other monoline; the
CDO tranche is referenced primarily to investment grade corporate and sovereign names. The mark-to-market exposure to the Bank of this transaction was $161 million as at January 31, 2008. In the first quarter, the Bank took a reserve of $80 million against this exposure as a reduction to trading revenues.
           The indirect exposure is in the form of guarantees which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The total of all such facilities is
US$4.4 billion. The securities related to these facilities are primarily rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.

           Market risk
           Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the first quarter, the average one-day VaR was $16.6 million compared to $9.2 million for the same quarter last year. The change was the result of increased interest rate, commodity and equity risk exposure as well as increased market volatility. In the first quarter, the average one-day VaR was $16.6 million compared to $13.2 million in the previous quarter. The increase was due to higher interest rate and commodity exposure, partially offset by reduced equity and foreign exchange risk. The increase in the interest rate VaR was due primarily to structured credit trading during the quarter, as well as the impact of increased market volatility noted above. As at January 31, 2008, VaR had increased to $19.3 million due to structured credit trading.

           <<
                                                 Average for the three months ended
           -------------------------------------------------------------------------
           Risk factor                           January 31  October 31  January 31
           ($ millions)                                2008        2007        2007
           -------------------------------------------------------------------------
           Interest rate                           $   13.8    $    9.2    $    7.2
           Equities                                     4.5         6.1         3.6
           Foreign exchange                             0.9         2.4         1.9
           Commodities                                  2.7         1.5         0.7
           Diversification                             (5.3)       (6.0)       (4.2)
           -------------------------------------------------------------------------
           All-Bank VaR                            $   16.6    $   13.2    $    9.2
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           There were 13 trading loss days in the first quarter, compared to nine days in the previous quarter. The losses were well within the range predicted by VaR.

           Liquidity risk
           The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at January 31, 2008, liquid assets were $114 billion or 25% of total assets, compared to $103 billion or 25% of total assets as at October
31, 2007. These assets consist of securities, 67%, and cash and deposits with banks, 33% (October 31, 2007 - 71% and 29%, respectively).
           In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2008, total assets pledged or sold under repurchase agreements were $73 billion, compared to
$68 billion as at October 31, 2007. The quarter-over-quarter increase was attributable to higher levels of pledges for securities sold under repurchase agreements.

           Related party transactions

           There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 72 and 122 of the 2007 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

           Balance sheet

           The Bank's total assets as at January 31, 2008, were $449 billion, up
$38 billion or 9% from October 31, 2007, including an $11 billion impact from foreign currency translation as the Canadian dollar spot rate declined. The growth was widespread across most asset categories, including retail, commercial and corporate lending.
           The Bank's loan portfolio grew $21 billion or 9% from October 31, 2007, including $5 billion from foreign currency translation, primarily in non-retail lending. On the retail lending side, domestic residential mortgage growth was $1 billion, after securitization of $2 billion, driven largely by the continued demand arising from the strong domestic housing market. The
International acquisition of Banco del Desarrollo in Chile contributed
$1 billion to the increase in mortgages this quarter. Personal loans were up
$2 billion from last quarter, with all regions experiencing positive growth.
           Business and government loans increased $16 billion this quarter, or
$12 billion excluding the impact of foreign currency translation. Loans in
Scotia Capital were up $6 billion, both on the corporate lending side as well as to support trading operations. Domestic Banking experienced commercial lending growth of $1 billion. In International Banking, business and government loans increased $7 billion. The acquisition of Banco del Desarrollo contributed $4 billion, and Asia and the Caribbean grew $2 billion and $1 billion, respectively.
           Interest-bearing deposits with banks grew $6 billion in the quarter, as the Bank increased its liquid assets.
           Securities increased by $6 billion from the previous quarter.
Available-for-sale securities increased $5 billion, primarily in government and corporate securities. Trading securities increased $1 billion, due almost entirely to the impact of foreign currency translation. As at January 31,
2008, the unrealized gains on available-for-sale securities were $855 million
(after related derivative and hedge amounts), down $122 million from last quarter, due mainly to gains realized during the quarter, the impact of foreign currency translation, and a reduction in the value of certain debt securities from widening credit spreads.
           The available-for-sale securities as at January 31, 2008, included investments of $1,363 million in collateralized debt obligations
(CDOs)/collateralized loan obligations (CLOs), $144 million in third-party
Canadian asset-backed commercial paper (ABCP) and $23 million in structured investment vehicles (SIVs). Exposure to U.S. sub-prime mortgage risk in these securities is nominal.
           Total liabilities were $429 billion as at January 31, 2008, an increase of $37 billion or 9% from October 31, 2007, or $26 billion before the
$11 billion impact of foreign currency translation. As well, there was an increase in obligations related to repurchase agreements of $5 billion.
           Total deposits were up $28 billion or 10%, including $8 billion due to foreign currency translation. Personal deposits increased $7 billion, including $1 billion due to the acquisition of Banco del Desarrollo and
$1 billion organic growth in domestic personal GICs. Business and government deposits were up $15 billion, including the impact of foreign currency translation of $5 billion, primarily to fund the Bank's strong asset growth in the quarter. Deposits by banks also increased $6 billion from the previous quarter, led by the Pacific region with a growth of $5 billion, in part due to foreign currency translation.
           Total shareholders' equity rose $1 billion in the quarter. The increase was due primarily to strong internal capital generation of $351 million, the issuance of $230 million non-cumulative preferred shares and $562 million in accumulated other comprehensive income, due mainly to unrealized foreign exchange gains relating to the Bank's foreign operations.

           Capital management

           Implementation of the revised Basel framework
           The revised Basel Capital framework (Basel II) became effective for
Canadian banks on November 1, 2007. Basel II is designed to more closely align regulatory capital requirements with the individual risk profile of banks by introducing substantive changes to capital requirements for credit risk and an explicit new capital charge for operational risk.
           Under Basel II, there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings based approaches, which allow the use of a bank's internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. The Advanced Internal Ratings Based Approach (AIRB) users are required to have sophisticated risk management systems for the calculation of credit risk regulatory capital and application of this approach could result in less regulatory capital than the use of the alternative approaches.
           Once banks demonstrate full compliance with the AIRB requirements, and
OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the Basel I calculation will apply in the first year of full approval and 80% in the second year, if required.
           The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007.
The remaining credit portfolios are targeted for implementation of AIRB in
November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements. The Bank is expected to recognize a reduction in capital requirements in the second quarter of 2008.

           Capital ratios
           The Bank continues to maintain a solid capital position. The Tier 1 and the Total capital ratios as at January 31, 2008 under Basel II were 9.0% and
10.2%, respectively, approximately 30 basis points lower than both ratios at
October 31, 2007. The decline in the ratios reflects strong growth in risk-weighted assets across the business lines, which were only partially offset by internally generated capital, as well as the issuance of $230 million of non-cumulative preferred shares and $394 million in subordinated debentures. The implementation of Basel II had minimal impact on the change in the capital ratios this quarter due to the approval conditions in place.
           The tangible common equity (TCE) ratio was 7.2% as at January 31, 2008, and remained unchanged from October 31, 2007.

           Financial instruments

           Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
           The methods of determining the fair value of financial instruments are detailed on pages 69 to 70 of the 2007 Annual Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and management applies judgment in the selection of valuation models.
Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
           During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
           Total derivative notional amounts were $1,484 billion at January 31,
2008, compared to $1,287 billion at October 31, 2007, with the change occurring across most derivative categories. The percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements, was $27 billion, compared to
$22 billion last year end.

           Off-balance sheet arrangements

           In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
           During the quarter, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet.

           The Bank provides liquidity facilities, as well as partial credit enhancements in certain instances, to commercial paper conduits administered by the Bank and by third parties. These facilities provide an alternate source of financing in the event a conduit cannot issue commercial paper or, in some cases, when certain specified conditions or performance measures are not met.
Liquidity facilities to commercial paper conduits totaled $21.6 billion as at
January 31, 2008, of which $19.9 billion were to off-balance sheet conduits administered by the Bank. As at January 31, 2008, total commercial paper outstanding for off-balance sheet conduits administered by the Bank was
$13.5 billion. At quarter end, the Bank held less than 3% of the combined conduits' outstanding commercial paper. Exposure to U.S. sub-prime mortgage risk is nominal.
           For conduits not administered by the Bank, liquidity facilities totaled
$1.7 billion, of which $1.6 billion were for U.S. third-party conduits and
$95 million were for Canadian third-party conduits. This was down from
$2.4 billion last quarter, mainly as a result of lower facilities to Canadian third-party conduits.
           The Bank may securitize residential mortgages as a means to diversify its funding sources, as it represents a cost-effective means to fund the growth in this portfolio. A further $555 million in residential mortgages was securitized this quarter, bringing the balance of outstanding mortgages securitized to $11,165 million as at January 31, 2008, versus $11,631 million at October 31, 2007.
           Guarantees and other indirect commitments increased 2% from October 31,
2007. Fees from guarantees and loan commitment arrangements recorded in other income were $53 million for the three-month period ended January 31, 2008, compared to $56 million for the same period a year ago.

           Common dividend

           The Board of Directors, at its meeting on March 3, 2008, approved a quarterly dividend of 47 cents per common share. This quarterly dividend applies to shareholders of record as of April 1, 2008, and is payable April
28, 2008.

           Outlook

           U.S. economic activity has weakened significantly as a result of the financial fallout from the sub-prime mortgage crisis. Even with an aggressive easing of monetary policy and substantial fiscal stimulus, the U.S.
performance will likely be very subdued over the balance of 2008. Many emerging nations in Latin America and Asia will also experience softer overall growth in the year ahead.
           Canadian economic activity has slowed moderately but will be cushioned by recent monetary and fiscal stimulus, as well as the still buoyant demand for energy and industrial commodities from emerging nations.
           The softer economic conditions, weaker first quarter results and the continued uncertainty in capital markets, will pose a challenge to the Bank in achieving its 2008 financial objectives. However, with funding costs beginning to improve, strong volume growth in our business lines, and the Bank's increased attention to managing costs, the outlook for the balance of the year is expected to improve. In addition, the pressure of the rapid rise of the
Canadian dollar in 2007 will have a much reduced impact in the second half of the year. As a result of the above factors, the Bank is maintaining the financial objectives established at the beginning of the year and is confident that action is being taken to achieve the objectives.

           <<
           Business Segment Review

           Domestic Banking
                                                         For the three months ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)              January 31  October 31  January 31
           (Taxable equivalent basis)(1)               2008        2007        2007
           -------------------------------------------------------------------------
           Business segment income
           Net interest income                     $    991    $    954    $    953
           Provision for credit losses                   91          78          74
           Other income                                 519         663         518
           Non-interest expenses                        889         927         870
           Provision for income taxes                   157         173         164
           -------------------------------------------------------------------------
           Net income                              $    373    $    439    $    363
           Preferred dividends paid                       6           5           2
           -------------------------------------------------------------------------
           Net income available
            to common shareholders                 $    367    $    434    $    361
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)                        30.6%       37.0%       31.1%
           Average assets ($ billions)             $    168    $    163    $    146
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for discussion of non-GAAP measures.
           >>

           Domestic Banking reported net income available to common shareholders of
$367 million this quarter, an increase of $6 million or 2% from the first quarter of last year. Compared to the prior quarter, net income available to common shareholders declined $66 million or 16%. However, excluding the gain of $92 million (net of applicable taxes) from the global Visa restructuring reported last quarter, net income available to common shareholders rose by
$25 million or 7%.
           The segment contributed 45% of the Bank's total quarterly net income.
Return on equity was 30.6% versus 31.1% last year.
           Average assets before securitization rose $22 billion or 14% from the first quarter last year, due primarily to growth of $15 billion or 16% in residential mortgages. Strong mortgage growth was recorded in all sales channels, and resulted in market share gains. Personal revolving credit and business lending volumes also increased. Personal deposit growth of $8 billion or 10% led to industry-leading year-over-year market share gains. Growth was recorded in term deposits as well as chequing and savings. The latter increase was due mainly to the acquisition of Dundee Bank. Non-personal deposits rose
7% from growth in both non-personal term and current accounts. Compared to the previous quarter, average assets before securitization rose $5 billion or 3%
led by growth in retail mortgages and commercial lending. Deposits increased
4% from growth in personal term and the impact of the Dundee Bank acquisition.
           Total revenue was up $39 million or 3% from the same period last year, mainly because of strong volume growth. Excluding the Visa gain reported last quarter, total revenues were largely unchanged as higher net interest income was offset by a decline in other income.
           Net interest income of $991 million was up $38 million or 4% from the first quarter of last year, driven by strong volume growth in both assets and deposits. Average volume growth was reported for most products in retail, small business and commercial banking. The impact of this growth was partially offset by a decrease in the interest margin, caused by higher short-term funding rates, increased wholesale funding requirements and the impact of competitive markets on mortgage and GIC spreads. Compared to last quarter, net interest income rose by 4%, due to an increase in the spread between prime and funding costs. The margin increased by 2 basis points, following the recent decline in interest rates.

           Other income was $519 million this quarter, in line with the same quarter last year. Higher foreign exchange commissions and card revenues were partially offset by net securities writedowns and a decline in Wealth
Management revenues. The latter declined mainly in full-service brokerage due to slower markets, partly offset by higher fee-based revenues in mutual funds and Private Client Group. Compared to the previous quarter, other income fell by 22%, mainly due to gain on the Visa reorganization recognized last quarter and net securities writedowns this quarter.
           The provision for credit losses was $91 million this quarter, up from
$74 million reported last year and $78 million last quarter. Retail provisions increased mainly in line with portfolio growth. Auto lending provisions also increased, reflecting the acquisition of Travelers Leasing. Commercial provisions increased modestly from low levels last year and last quarter, and were spread over a number of sectors and several small accounts.
           Non-interest expenses rose 2% from the first quarter last year, due in part to the acquisition of Dundee Bank and Travelers Leasing, new branches and sales staff introduced in 2007, and other growth initiatives. Expenses declined 4% from last quarter, due to lower project-related spending and seasonality. These decreases were partially offset by the impact of annual salary increases and the acquisition of Dundee Bank.

           <<
           International Banking
                                                         For the three months ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)              January 31  October 31  January 31
           (Taxable equivalent basis)(1)               2008        2007        2007
           -------------------------------------------------------------------------
           Business segment income
           Net interest income                     $    731    $    710    $    670
           Provision for credit losses                   30          27          19
           Other income                                 309         380         297
           Non-interest expenses                        568         582         562
           Provision for income taxes                   122          89          43
           Non-controlling interest
            in net income of subsidiaries                31          33          25
           -------------------------------------------------------------------------
           Net income                              $    289    $    359    $    318
           Preferred dividends paid                       7           6           2
           -------------------------------------------------------------------------
           Net income available
            to common shareholders                 $    282    $    353    $    316
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)                        19.6%       21.3%       22.2%
           Average assets ($ billions)             $     70    $     65    $     65
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for discussion of non-GAAP measures.
           >>

           International Banking's net income available to common shareholders in the first quarter was $282 million, a decrease of $34 million or 11% from last year and $71 million or 20% from last quarter. Excluding the $71 million after-tax gains on the global Visa reorganization, the results were in line with the prior quarter. The year-over-year decline was due mainly to the negative impact of foreign currency translation of $39 million; excluding this, net income was up $5 million. The modest increases reflected strong volume growth throughout the division; however, the positive impact of acquisitions was reduced by higher provisions for retail loan losses and taxes in Mexico, and the change in fair value of certain securities resulting from widening credit spreads.
           The segment accounted for 35% of the Bank's total net income and had a return on equity of 19.6%.
           Average asset volumes of $70 billion increased $5 billion or 7% from last year, despite the 16% negative impact of foreign currency translation. The underlying increase was a result of the acquisition in Chile, a 20% rise in commercial loans, primarily in Asia, and robust growth in mortgages and credit cards, up 24% and 30%, respectively. Organic growth in low-cost deposits was also strong at 12%. Compared to last quarter, average assets increased $5 billion or 7%, due to the same factors.
           Total revenues were $1,040 million this quarter, an increase of
$73 million or 8% from the same period last year, including a $145 million negative impact of foreign currency translation. Compared to last quarter, revenues decreased $50 million, due primarily to the gains on the global Visa reorganization last quarter.
           Net interest income was $731 million this quarter, up $61 million or 9%
from the same period last year and $21 million or 3% above last quarter, including the negative foreign currency translation impact of $103 million and
$16 million, respectively. The increases were a result of very strong organic loan growth across the division, as well as the impact of acquisitions. Net interest margins were up from last year, but below last quarter, due primarily to declines in Mexico and Peru.
           Other income increased $12 million or 4% year-over-year to $309 million, despite the $42 million negative impact of foreign currency translation. This growth resulted from acquisitions, higher gains on non-trading securities in
Latin America, and widespread transaction-driven growth, offset by the negative impact of the change in fair value of certain non-trading securities.
Compared to last quarter, other income decreased $71 million, due to the
$91 million in Visa reorganization gains last quarter. The underlying growth was a result of the same factors as the year-over-year growth.
           The provision for credit losses was $30 million in the first quarter, up
$11 million from the same period last year and $3 million from last quarter.
The increase was due to higher provisions in Mexico, the Caribbean, and
Central America, partly offset by lower provisions in Peru and Asia. Overall, the division had a credit loss ratio of 27 basis points, in line with the prior quarter.
           Non-interest expenses were $568 million this quarter, up 1% or $6 million from last year. This included a $72 million favourable impact of foreign currency translation and a $25 million increase from acquisitions. The remaining increase was due to higher compensation expenses consistent with business growth and new branch openings, and increased performance-based compensation in Mexico. Compared to last quarter, expenses decreased
$14 million or 3%, due to expense recoveries in Latin America, and lower advertising and premises expenses, partly offset by increased compensation and benefit expenses.
           The effective tax rate this quarter was 27.6%, up from 11.1% in the same period last year and 18.4% from last quarter. The increases were due to a higher effective tax rate in Mexico as tax loss carryforwards were fully utilized, and the estimated value of future benefits from other tax attributes being reduced. In addition, there were lower earnings in low-tax jurisdictions this quarter, primarily in Asia, with the prior quarter benefiting from the lower rate of tax on the Visa gains.

           <<
           Scotia Capital
                                                         For the three months ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)              January 31  October 31  January 31
           (Taxable equivalent basis)(1)               2008        2007        2007
           -------------------------------------------------------------------------
           Business segment income
           Net interest income                     $    274    $    364    $    269
           Provision for credit losses                  (10)        (10)        (30)
           Other income                                 131         156         361
           Non-interest expenses                        191         225         259
           Provision for income taxes                    33          76         105
           -------------------------------------------------------------------------
           Net income                              $    191    $    229    $    296
           Preferred dividends paid                       4           3           2
           -------------------------------------------------------------------------
           Net income available
            to common shareholders                 $    187    $    226    $    294
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)                        22.6%       24.2%       30.7%
           Average assets ($ billions)             $    157    $    150    $    150
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for discussion of non-GAAP measures.
           >>

           Scotia Capital contributed net income available to common shareholders of
$187 million this quarter, a decrease of $107 million or 36% from the same period last year and down $39 million or 17% from last quarter. The decreases, compared both to last year and to the previous quarter, were due mainly to lower trading revenues, partly offset by lower expenses. Return on equity, at
22.6%, was below the strong level last year, which was buoyed by solid trading performance and interest and loan loss recoveries. Return on equity this quarter was slightly lower than last quarter's performance. Scotia Capital contributed 23% to the Bank's overall results.
           Total average assets increased 5% over last year to $157 billion. There was an increase of $6 billion in trading securities and loans to support both client-driven activities and trading opportunities. In addition, there was a
$4 billion or 12% increase in average corporate loans and acceptances across all businesses, primarily from growth in investment grade loans. These increases were partially offset by a net $3 billion reduction in securities purchased under resale agreements and deposits with banks. The increase of
$7 billion or 5% from the last quarter reflects growth in both trading and corporate lending assets, partially offset by reduced securities purchased under resale agreements.
           Total revenues of $405 million decreased $225 million or 36% compared to the first quarter last year. This was from a substantial decline in Global
Capital Markets revenues due to challenging market conditions in derivatives and equity trading. This included $42 million in losses on structured credit instruments and $80 million in losses on a swap exposure to a monoline insurer. There was also a reduction in Global Corporate and Investment Banking revenues due to lower interest recoveries from impaired loans and lower credit and advisory fees. The $115 million or 22% decline from last quarter was due primarily to lower tax-exempt dividend income and equity trading revenues and lower securities gains in the United States and Europe.
           Net interest income of $274 million increased slightly over the same period last year. A modest increase in interest from trading operations and loan growth was partly offset by lower loan origination fees and lower interest recoveries on impaired loans. The decrease from the previous quarter was due primarily to lower tax-exempt dividend income.
           This quarter, net recoveries were $10 million compared to net recoveries of $30 million in the same period last year and reversals of $10 million last quarter. Net reversals were realized in Canada and Europe this quarter, and predominantly in the United States in the comparative periods.
           Other income was $131 million, a significant decrease of $230 million or
64% from last year. Global Capital Markets decreased $200 million as trading revenues in derivatives and equities declined substantially given challenging market conditions. This included an $80 million writedown on a swap exposure to a monoline insurer. However, precious metals and fixed income trading continued to generate solid revenues, while foreign exchange had record revenues. Global Corporate and Investment Banking declined 20% due to lower credit and advisory fees and lower securities gains. Compared to last quarter, other income declined 16% due primarily to lower securities gains. In Global
Capital Markets, record foreign exchange revenues and stronger fixed income trading substantially offset the gain on the sale of the bond index business recognized in the prior quarter.
           Non-interest expenses were $191 million this quarter, a $68 million or
26% decrease from the same period last year, due primarily to lower performance-based compensation, signing bonuses and pension and benefits costs. Compared to last quarter, lower performance-based compensation and signing bonuses were somewhat offset by higher pension and benefits costs.

           <<
           Other(1)
                                                         For the three months ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)              January 31  October 31  January 31
           (Taxable equivalent basis)(2)               2008        2007        2007
           -------------------------------------------------------------------------
           Business segment income
           Net interest income(3)                  $   (182)   $   (312)   $   (116)
           Other income                                  66         163         157
           Non-interest expenses                     21          58          33
           Provision for income taxes(3)               (119)       (134)        (35)
           -------------------------------------------------------------------------
           Net income                              $    (18)   $    (73)   $     43
           Preferred dividends paid                       4           2           2
           -------------------------------------------------------------------------
           Net income (loss) available
            to common shareholders                 $    (22)   $    (75)   $     41
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Average assets ($ billions)             $     34    $     31    $     30
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
           (2) Refer above for a discussion of non-GAAP measures
           (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2008 ($118), October 31, 2007 ($216), and
               January 31, 2007 ($105), to arrive at the amounts reported in the
               Consolidated Statement of Income.
           >>

           Net income available to common shareholders was a loss of $22 million in the first quarter, an improvement of $53 million from last quarter, but
$63 million below the same quarter last year.
           Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $118 million in the first quarter, compared to $216 million last quarter and $105 million in the same period last year.
           Net interest income increased $130 million quarter over quarter, due mainly to the elimination of a lower tax-exempt gross up. Compared to last year, net interest income decreased by $66 million as a result of change in fair value of derivatives used for asset/liability management, and higher tax-exempt gross up.
           Other income of $66 million was $97 million below last quarter and a decrease of $91 million from last year. These declines primarily reflected lower gains on non-trading securities including writedowns, partially offset by higher securitization revenues.
           Non-interest expenses were $21 million this quarter, a decline of
$37 million from last quarter and $12 million below last year. The quarter-over-quarter decrease was due largely to higher litigation expenses in the prior quarter.

           <<
           Total
                                                         For the three months ended
           -------------------------------------------------------------------------
                                                 January 31  October 31  January 31
           (Unaudited) ($ millions)                    2008        2007        2007
           -------------------------------------------------------------------------
           Business segment income
           Net interest income                     $  1,814    $  1,716    $  1,776
           Provision for credit losses                  111          95          63
           Other income                               1,025       1,362       1,333
           Non-interest expenses                      1,669       1,792       1,724
           Provision for income taxes                   193         204         277
           Non-controlling interest
            in net income of subsidiaries                31          33          25
           -------------------------------------------------------------------------
           Net income                              $    835    $    954    $  1,020
           Preferred dividends paid                      21          16           8
           -------------------------------------------------------------------------
           Net income available
            to common shareholders                 $    814    $    938    $  1,012
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)                        18.3%       21.0%     22.1%(2)
           Average assets ($ billions)             $    429    $    409    $    391
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for a discussion of non-GAAP measures
           (2) Certain comparative amounts in this quarterly report have been restated to conform with current period presentation

           Geographic Highlights
                                                         For the three months ended
           -------------------------------------------------------------------------
                                                 January 31  October 31  January 31
           (Unaudited)                                 2008        2007        2007
           -------------------------------------------------------------------------
           Net income available
            to common shareholders
           ($ millions)
           Canada                                  $    494    $    560    $    544
           United States                                 22          97         163
           Mexico                                        63         122         147
           Other international                          252         237         212
           Corporate adjustments                        (17)        (78)        (54)
           -------------------------------------------------------------------------
                                                   $    814    $    938    $  1,012
           -------------------------------------------------------------------------

           Average assets ($ billions)
           Canada                                  $    285    $    278    $    252
           United States                                 29          27          33
           Mexico                                        20          20          22
           Other international                           86          77          77
           Corporate adjustments                          9           7           7
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
                                                   $    429    $    409    $    391
           -------------------------------------------------------------------------

           Quarterly Financial Highlights

                                          For the three months ended
           -------------------------------------------------------------------------
                               Jan.   Oct.  July  April    Jan.   Oct.  July  April
                                31     31     31     30     31     31     31     30
                              2008   2007   2007   2007   2007   2006   2006   2006
           -------------------------------------------------------------------------
           Total revenue
            ($ millions)    $2,839 $3,078 $3,201 $3,102 $3,109 $2,868 $2,889 $2,717
           Total revenue
            (TEB(1))
            ($ millions)     2,957  3,294  3,302  3,211  3,214  2,999  2,989  2,830
           Net income
            ($ millions)       835    954  1,032  1,039  1,020    897    936    894
           Basic earnings
            per share ($)     0.83   0.95   1.03   1.04   1.02   0.90   0.94   0.90
           Diluted earnings
            per share ($)     0.82   0.95   1.02   1.03   1.01   0.89   0.93   0.89
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for a discussion of non-GAAP measures.

           Share Data
                                                                              As at
           -------------------------------------------------------------------------
                                                                         January 31
           (thousands of shares outstanding)                                   2008
           -------------------------------------------------------------------------
           Common shares                                                  985,418(1)
           -------------------------------------------------------------------------
           Preferred shares Series 12                                      12,000(2)
           Preferred shares Series 13                                      12,000(3)
           Preferred shares Series 14                                      13,800(4)
           Preferred shares Series 15                                      13,800(5)
           Preferred shares Series 16                                      13,800(6)
           Preferred shares Series 17                                       9,200(7)
           -------------------------------------------------------------------------
           Series 2000-1 trust securities issued by BNS Capital Trust         500(8)
           Series 2002-1 trust securities
            issued by Scotiabank Capital Trust                                750(9)
           Series 2003-1 trust securities
            issued by Scotiabank Capital Trust                                750(9)
           Series 2006-1 trust securities
            issued by Scotiabank Capital Trust                                750(9)
           -------------------------------------------------------------------------
           Scotiabank Trust Subordinated Notes
            - Series A issued by Scotiabank Subordinated Notes Trust        1,000(9)
           -------------------------------------------------------------------------
           Outstanding options granted under the
            Stock Option Plans to purchase common shares               28,461(1)(10)
           -------------------------------------------------------------------------

           (1)  As at February 19, 2008, the number of outstanding common shares and options were 985,518 and 28,360, respectively. The number of other securities disclosed in this table were unchanged.
           (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
           (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
           (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
           (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
           (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share, except for the initial dividend paid on January 29, 2008, which was in an amount of $0.39195 per share.
           (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share except for the initial dividend, if and when declared, will be payable on
                April 28, 2008, which will be payable in an amount of $0.33753 per share.
           (8)  Reported in capital instrument liabilities in the Consolidated
                Balance Sheet.
           (9)  Reported in deposits in the Consolidated Balance Sheet.
           (10) Included are 17,712 stock options with tandem stock appreciation right (SAR) features.

           Further details, including convertibility features, are available in Notes
13, 14 and 16 of the October 31, 2007 consolidated financial statements presented in the 2007 Annual Report, and Note 5 further below.
           >>

           Accounting Policies and Estimates

           The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2007 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. There were no significant accounting policies adopted by the Bank during the first quarter of 2008.
           The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2007 Annual Report.

           <<
           INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           Consolidated Statement of Income
                                                         For the three months ended
           -------------------------------------------------------------------------
                                                 January 31  October 31  January 31
           (Unaudited) ($ millions)                    2008        2007        2007
           -------------------------------------------------------------------------
           Interest income
           Loans                                   $  3,825    $  3,668    $  3,377
           Securities                                 1,168       1,071       1,131
           Securities purchased
            under resale agreements                     229         320         330
           Deposits with banks                          319         303         251
           -------------------------------------------------------------------------
                                                      5,541       5,362       5,089
           -------------------------------------------------------------------------

           Interest expense
           Deposits                                   3,078       2,968       2,526
           Subordinated debentures                       24          23          33
           Capital instrument liabilities                 9          13          13
           Other                                        616         642         741
           -------------------------------------------------------------------------
                                                      3,727       3,646       3,313
           -------------------------------------------------------------------------
           Net interest income                        1,814       1,716       1,776
           Provision for credit losses (Note 3)         111          95          63
           -------------------------------------------------------------------------
           Net interest income after
            provision for credit losses               1,703       1,621       1,713
           -------------------------------------------------------------------------
           Other income
           Card revenues                                 95          92          93
           Deposit and payment services                 207         204         206
           Mutual funds                                  78          78          68
           Investment management,
            brokerage and trust services                186         185         188
           Credit fees                                  133         126         132
           Trading revenues                             (44)        (67)        149
           Investment banking                           164         164         194
           Net gain on securities, other than trading    20         148         127
           Other                                        186         432         176
           -------------------------------------------------------------------------
                                                      1,025       1,362       1,333
           -------------------------------------------------------------------------
           Net interest and other income              2,728       2,983       3,046
           -------------------------------------------------------------------------
           Non-interest expenses
           Salaries and employee benefits               978         963       1,003
           Premises and technology                      327         362         327
           Communications                                75          76          73
           Advertising and business development          69          94          76
           Professional                                  45          81          45
           Business and capital taxes                    14          33          39
           Other                                        161         183         161
           -------------------------------------------------------------------------
                                                      1,669       1,792       1,724
           -------------------------------------------------------------------------
           Income before the undernoted               1,059       1,191       1,322
           Provision for income taxes                   193         204         277
           Non-controlling interest in
            net income of subsidiaries                   31          33          25
           -------------------------------------------------------------------------
           Net income                              $    835    $    954    $  1,020
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Preferred dividends paid                      21          16           8
           -------------------------------------------------------------------------
           Net income available
            to common shareholders                 $    814    $    938    $  1,012
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Average number of common
            shares outstanding (millions):
             Basic                                      985         983         991
             Diluted                                    992         991       1,001
           -------------------------------------------------------------------------
           Earnings per common share (in dollars):
             Basic                                 $   0.83    $   0.95    $   1.02
             Diluted                               $   0.82    $   0.95    $   1.01
           -------------------------------------------------------------------------
           Dividends per common share (in dollars) $   0.47    $   0.45    $   0.42
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Consolidated Balance Sheet
                                                               As at
           -------------------------------------------------------------------------
                                                 January 31  October 31  January 31
           (Unaudited) ($ millions)                    2008        2007        2007
           -------------------------------------------------------------------------
           Assets
           Cash resources
           Cash and non-interest-bearing
            deposits with banks                    $  2,816    $  2,138    $  2,508
           Interest-bearing deposits with banks      29,431      23,011      20,277
           Precious metals                            4,164       4,046       3,599
           -------------------------------------------------------------------------
                                                     36,411      29,195      26,384
           -------------------------------------------------------------------------
           Securities
           Trading                                   60,702      59,685      64,307
           Available-for-sale                        32,992      28,426      36,037
           Equity accounted investments                 788         724         171
           -------------------------------------------------------------------------
                                                     94,482      88,835     100,515
           -------------------------------------------------------------------------
           Securities purchased
            under resale agreements                  20,362      22,542      24,129
           -------------------------------------------------------------------------
           Loans
           Residential mortgages                    105,532     102,154      92,055
           Personal and credit cards                 43,513      41,734      39,757
           Business and government                  101,389      85,500      83,067
           -------------------------------------------------------------------------
                                                    250,434     229,388     214,879
           Allowance for credit losses (Note 3)       2,451       2,241       2,620
           -------------------------------------------------------------------------
                                                    247,983     227,147     212,259
           -------------------------------------------------------------------------
           Other
           Customers' liability under acceptances    12,518      11,538      10,431
           Derivative instruments                    25,217      21,960      12,529
           Land, buildings and equipment              2,460       2,271       2,344
           Goodwill                                   1,266       1,134       1,121
           Other intangible assets                      273         273         317
           Other assets                               8,450       6,615       6,441
           -------------------------------------------------------------------------
                                                     50,184      43,791      33,183
           -------------------------------------------------------------------------
                                                   $449,422    $411,510    $396,470
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Liabilities and shareholders' equity
           Deposits
           Personal                                $108,219    $100,823    $ 96,823
           Business and government                  175,772     161,229     148,995

           Banks                                     32,806      26,406      31,201
           -------------------------------------------------------------------------
                                                    316,797     288,458     277,019
           -------------------------------------------------------------------------
           Other
           Acceptances                               12,518      11,538      10,431
           Obligations related to securities
            sold under repurchase agreements         32,967      28,137      29,612
           Obligations related
            to securities sold short                 13,570      16,039      18,201
           Derivative instruments                    25,046      24,689      12,106
           Other liabilities                         25,333      21,138      25,725
           Non-controlling interest in subsidiaries     548         497         491
           -------------------------------------------------------------------------
                                                    109,982     102,038      96,566
           -------------------------------------------------------------------------
           Subordinated debentures (Note 4)           2,150       1,710       2,340
           -------------------------------------------------------------------------
           Capital instrument liabilities               500         500         750
           -------------------------------------------------------------------------
           Shareholders' equity
           Capital stock
             Preferred shares (Note 5)                1,865       1,635         945
             Common shares and contributed surplus    3,614       3,566       3,520
           Retained earnings                         17,809      17,460      16,376
           Accumulated other
            comprehensive income (loss) (Note 6)     (3,295)     (3,857)     (1,046)
           -------------------------------------------------------------------------
                                                     19,993      18,804      19,795
           -------------------------------------------------------------------------
                                                   $449,422    $411,510    $396,470
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Consolidated Statement of Changes in Shareholders' Equity

                                                         For the three months ended
           -------------------------------------------------------------------------
                                                             January 31  January 31
           (Unaudited) ($ millions)                                2008        2007
           -------------------------------------------------------------------------
           Preferred shares
           Balance at beginning of period                      $  1,635    $    600
           Issued                                                   230         345
           -------------------------------------------------------------------------
           Balance at end of period                               1,865         945
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Common shares and contributed surplus
           Common shares
           Balance at beginning of period                         3,566       3,425
           Issued                                                    48          95
           -------------------------------------------------------------------------
           Balance at end of period                               3,614       3,520
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Retained earnings

           Balance at beginning of period                        17,460      15,843
           Cumulative effect of adopting
            new accounting policies                                   -      (61)(1)
           -------------------------------------------------------------------------
                                                                 17,460      15,782
           Net income                                               835       1,020
           Dividends:
             Preferred                                              (21)         (8)
             Common                                                (463)       (416)
           Other                                                     (2)         (2)
           -------------------------------------------------------------------------
           Balance at end of period                              17,809      16,376
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Accumulated other comprehensive income (loss)
           Balance at beginning of period                        (3,857)     (2,321)
           Cumulative effect of adopting
            new accounting policies                                   -       683(1)
           Other comprehensive income                               562         592
           -------------------------------------------------------------------------
           Balance at end of period                              (3,295)     (1,046)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Total shareholders' equity at end of period         $ 19,993    $ 19,795
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Consolidated Statement of Comprehensive Income

                                                         For the three months ended
           -------------------------------------------------------------------------
                                                             January 31  January 31
           (Unaudited) ($ millions)                                2008        2007
           -------------------------------------------------------------------------
           Comprehensive income
           Net income                                          $    835    $  1,020
           -------------------------------------------------------------------------
           Other comprehensive income (loss),
            net of income taxes (Note 6):
             Net change in unrealized
              foreign currency translation losses                   885         522
             Net change in unrealized gains
              on available-for-sale securities                      (60)         48
             Net change in gains (losses) on derivative
              instruments designated as cash flow hedges           (263)         22
           -------------------------------------------------------------------------
           Other comprehensive income                               562         592
           -------------------------------------------------------------------------
           Comprehensive income                                $  1,397    $  1,612
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.

           (1) Refer to Note 1 for discussion of new accounting policies related to financial instruments adopted in the first quarter of 2007.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Condensed Consolidated Statement of Cash Flows

                                                         For the three months ended
           -------------------------------------------------------------------------
           Sources (uses) of cash flows                      January 31  January 31
           (Unaudited) ($ millions)                                2008        2007
           -------------------------------------------------------------------------
           Cash flows from operating activities
           Net income                                          $    835    $  1,020
           Adjustments to determine net cash flows
            from (used in) operating activities                     239         (49)
           Net accrued interest receivable and payable              244         118
           Trading securities                                      (331)     (1,192)
           Derivative assets                                     (1,127)        181
           Derivative liabilities                                (1,742)     (1,178)
           Other, net                                               854        (162)
           -------------------------------------------------------------------------
                                                                 (1,028)     (1,262)
           -------------------------------------------------------------------------
           Cash flows from financing activities
           Deposits                                              17,330       7,407
           Obligations related to securities
            sold under repurchase agreements                      4,229      (4,636)
           Obligations related to securities sold short          (2,766)      4,650
           Preferred shares issued                                  230         345
           Common shares issued                                      36          65
           Subordinated debentures issued                           394           -
           Cash dividends paid                                     (484)       (424)
           Other, net                                             1,426         923
           -------------------------------------------------------------------------
                                                                 20,395       8,330
           -------------------------------------------------------------------------
           Cash flows from investing activities
           Interest-bearing deposits with banks                  (5,179)     (1,537)
           Securities purchased under resale agreements           2,537       1,576
           Loans, excluding securitizations                     (13,510)     (7,749)
           Loan securitizations                                     550         848
           Securities, other than trading, net                   (2,035)        166
           Land, buildings and equipment, net of disposals          (95)       (120)
           Other, net(1)                                         (1,046)        (82)
           -------------------------------------------------------------------------
                                                                (18,778)     (6,898)
           -------------------------------------------------------------------------
           Effect of exchange rate changes
            on cash and cash equivalents                             89          58
           -------------------------------------------------------------------------
           Net change in cash and cash equivalents                  678         228
           Cash and cash equivalents at beginning of period       2,138       2,280
           -------------------------------------------------------------------------
           Cash and cash equivalents at end of period(2)       $  2,816    $  2,508
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Cash disbursements made for:
             Interest                                          $  3,653    $  3,794
             Income taxes                                      $    331    $    283
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.

           (1) For the three months ended January 31, 2008, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of $35 (January 31, 2007 - $3), and net of non-cash consideration of common shares issued from treasury of nil
               (January 31, 2007 - $4).
           (2) Represents cash and non-interest-bearing deposits with banks.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Notes to the Interim Consolidated Financial Statements (Unaudited)

           These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They
should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements.

           1.  Changes in accounting policies

               There were no new accounting policies adopted in the current fiscal year. Note 1 to the Bank's 2007 annual audited consolidated financial statements describes accounting policy changes.

           2.  Sales of loans through securitizations

               The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended January 31, 2008, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 20%, an excess spread of 1.1% and a discount rate of 4.3%. The following table summarizes the Bank's sales.

                                                     For the three months ended
               ---------------------------------------------------------------------
                                                 January 31  October 31  January 31
               ($ millions)                            2008        2007        2007
               ---------------------------------------------------------------------
               Net cash proceeds(1)                $    550    $    992    $    848
               Retained interest                         16          21          32
               Retained servicing liability              (4)         (7)         (7)
               ---------------------------------------------------------------------
                                                        562       1,006         873
               Residential mortgages securitized        555       1,010         861
               ---------------------------------------------------------------------
               Net gain (loss) on sale             $      7    $     (4)   $     12
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) Excludes insured mortgages which were securitized and retained by the Bank of $1,351 for the three months ended January 31, 2008
                   (October 31, 2007 - $1,267; January 31, 2007 - $526). As at
                   January 31, 2008, the outstanding balance of mortgage-backed securities was $5,523, and these assets have been classified as available-for-sale securities.

           3.  Impaired loans and allowance for credit losses
           (a) Impaired loans

                                                                       As at
               ---------------------------------------------------------------------
                                                             January 31  October 31
                                                                   2008        2007
               ---------------------------------------------------------------------
                                                  Specific
               ($ millions)               Gross  allowance(1)       Net         Net
               ---------------------------------------------------------------------
               By loan type:
                 Residential mortgages $    457    $    157    $    300    $    203
                 Personal and
                  credit cards              524         503          21          51
                 Business and
                  government                861         493         368         347
               ---------------------------------------------------------------------
               Total                   $  1,842    $  1,153    $    689    $    601
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               By geography:
                 Canada                                        $    280    $    231
                 United States                                       10           4
                 Other International                                399         366
               ---------------------------------------------------------------------
               Total                                           $    689    $    601
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) The specific allowance for impaired loans evaluated on an individual basis totalled $494 (October 31, 2007 - $383).

           (b) Allowance for credit losses

               The following table summarizes the change in the allowance for credit losses.
                                                     For the three months ended
               ---------------------------------------------------------------------
                                                 January 31  October 31  January 31
               ($ millions)                            2008        2007        2007
               ---------------------------------------------------------------------
               Balance at beginning of period      $  2,252    $  2,433    $  2,618
               Write-offs                              (194)       (215)       (168)
               Recoveries                                51          49          34
               Provision for credit losses              111          95          63
               Other, including foreign
                exchange adjustment                     242        (110)         84
               ---------------------------------------------------------------------
               Balance at the end
                of period(1)(2)(3)                 $  2,462    $  2,252    $  2,631
               ---------------------------------------------------------------------
               (1) As at January 31, 2008, includes $177 of specific allowance relating to acquisitions of new subsidiaries (October 31, 2007 -
                   $54; January 31, 2007 - $26), which may change as the valuation of the acquired loan assets is finalized.
               (2) As at January 31, 2008, $11 has been recorded in other liabilities (October 31, 2007 - $11; January 31, 2007 - $11).
               (3) As at January 31, 2008, the general allowance for credit losses was $1,298 (October 31, 2007 - $1,298; January 31, 2007 -
                   $1,323).

           4.  Subordinated debentures

               Subordinated debentures totaling $300 million were issued on
               January 31, 2008, and will mature on January 31, 2018. Interest is payable semi-annually in arrears, commencing on July 31, 2008, at
               5.30% per annum until January 31, 2013. From January 31, 2013, until maturity, interest is payable at an annual rate equal to the 90-day
               Bankers' Acceptance Rate plus 1.90%, payable quarterly commencing
               April 30, 2013. The subordinated debentures are redeemable by the
               Bank, at any time subject to written approval of the Superintendent of Financial Institutions Canada.

               The subordinated debentures qualify as Tier 2B capital.
               Subordinated debentures totaling (Yen)10 billion were issued on
               November 20, 2007, and will mature on November 20, 2037. Interest is payable semi-annually in arrears, commencing on May 20, 2008, at an annual rate of 3.015%. The subordinated debentures are redeemable by the Bank on November 20, 2017, with the prior written approval of the
               Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

           5.  Capital management

               The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve three major objectives:
               exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings and provide the Bank's shareholders with acceptable returns.

               Capital is managed in accordance with the Board-approved Capital
               Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank.
               The Bank's Finance, Group Treasury and Global Risk Management (GRM)
               groups are key in implementing the Bank's capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

               Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements. A revised
               Basel Capital Framework (Basel II) was adopted by the Bank and other
               Canadian banks effective this fiscal year.

               Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the
               International Convergence of Capital Measurement and Capital
               Standards: A Revised Framework, commonly known as Basel II. Changes to the computation of regulatory capital from the previous framework
               (Basel I) are primarily the amount and categorization of prescribed inclusions and deductions from capital, such as the calculation of the eligible allowance deduction and the deduction for specified corporations (such as insurance entities and associated
               corporations), which is now split between two categories of capital.
               In addition, the computation of risk-weighted assets was revised to more closely align risk weight parameters with the individual risk profile of banks by introducing substantive changes to prescribed risk weights for credit risk exposures, including the use of internally derived credit risk parameters, and introducing an explicit new risk weight for operational risk. Capital requirements for market risk were generally unchanged.

               Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the

               Basel I calculation will apply in the first year of full approval and
               80% in the second year, if required.

               The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective
               November 1, 2007. The remaining credit portfolios are targeted to implement AIRB in November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.

               Total regulatory capital is composed of Tier 1 and Tier 2 capital as follows:

                                                                      As at
               ---------------------------------------------------------------------
                                                             January 31  October 31
               (unaudited) ($ millions)                          2008(1)     2007(1)
               ---------------------------------------------------------------------
               Shareholders' equity per
                Consolidated Balance Sheet                     $ 19,993    $ 18,804
               Add:  Capital instrument liabilities
                      - trust securities                          2,750       2,750
                     Non-controlling interest in subsidiaries       548         497
               Less: Goodwill                                    (1,266)     (1,134)
                     Components of Accumulated other
                      comprehensive income excluded
                      from Tier 1 capital                          (369)       (692)
                     Other capital deductions(2)                   (490)          -
               ---------------------------------------------------------------------
               Tier 1 capital                                  $ 21,166    $ 20,225
               ---------------------------------------------------------------------
               Qualifying subordinated debentures,
                net of amortization                               1,859       1,452
               Capital instrument liabilities - trust
                subordinated notes                                1,000       1,000
               Other net capital items(3)                          (151)        304
               ---------------------------------------------------------------------
               Tier 2 capital                                  $  2,708    $  2,756
               ---------------------------------------------------------------------
               Total regulatory capital                        $ 23,874    $ 22,981
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) Effective November 1, 2007, regulatory capital is determined in accordance with Basel II. The comparative amounts as at
                   October 31, 2007, were determined in accordance with Basel I.
               (2) Comprised primarily of 50% of investments in certain specified corporations acquired after January 1, 2007. Prior to November 1,
                   2007, 100% of investments in certain specified corporations was deducted from Tier 2 capital; commencing November 1, 2007, those acquired after January 1, 2007, are now split 50:50 between
                   Tier 1 and Tier 2.
               (3) Comprised mainly of eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale securities less prescribed deductions including investments in specified
                   corporations.

               The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
               weighted assets are computed by applying a combination of the Bank's internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures.

               The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank exceeded these minimum ratio thresholds as at January 31, 2008. OSFI has also prescribed an asset-to-capital leverage maximum of 20:1. The Bank was in compliance with this threshold as at January 31, 2008.

               Significant capital transactions

               In the first quarter of 2007, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank's common shares.
               This represented approximately 2% of the Bank's common shares outstanding as at December 31, 2007. The bid terminated on
               January 11, 2008. The Bank did not purchase any common shares pursuant to this bid during the quarter.

               Series 17 non-cumulative preferred shares totaling $230 million were issued on January 31, 2008 and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, in an amount per share of $0.35. The initial dividend, if and when declared, will be payable on April 28, 2008, and will be $0.33753 per share. With regulatory approval, the shares may be redeemed by the
               Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable. These preferred shares qualify as Tier 1 capital.

           6.  Accumulated other comprehensive income (loss)

               The components of accumulated other comprehensive income (loss) as at
               January 31, 2008, and other comprehensive income (loss) for the three months then ended were as follows:

               Accumulated other comprehensive income (loss)

                                             As at and for the three months ended
               ---------------------------------------------------------------------
                                                    Opening         Net      Ending
                                                    balance      change     balance
               ---------------------------------------------------------------------
                                                 October 31              January 31
               ($ millions)                            2007                    2008
               ---------------------------------------------------------------------
               Unrealized foreign
                currency translation
                gains (losses),
                net of hedging
                activities                       $   (4,549) $      885  $(3,664)(1)
               Unrealized gains
                (losses) on
                available-for-sale
                securities, net of
                hedging activities                      639          (60)     579(2)
               Gains (losses)
                on derivative
                instruments
                designated as
                cash flow hedges                         53         (263)   (210)(3)
               ---------------------------------------------------------------------
               Accumulated other
                comprehensive
                 income (loss)                   $   (3,857) $      562  $   (3,295)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

                                             As at and for the three months ended
               ---------------------------------------------------------------------
                                        Opening  Transition         Net      Ending
                                        balance      amount      change     balance
               ---------------------------------------------------------------------
                                     October 31  November 1              January 31
               ($ millions)                2006        2006                    2007
               ---------------------------------------------------------------------
               Unrealized foreign
                currency translation
                gains (losses),
                net of hedging
                activities           $   (2,321) $        -  $      522  $(1,799)(1)
               Unrealized gains
                (losses) on
                available-for-sale
                securities, net of
                hedging activities            -         706          48       754(2)
               Gains (losses)
                on derivative
                instruments
                designated as
                cash flow hedges              -         (23)         22       (1)(3)
               ---------------------------------------------------------------------
               Accumulated other
                comprehensive
                 income (loss)       $   (2,321) $      683  $      592  $   (1,046)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) Net of income tax expense of $333 (January 31, 2007 - nil).
               (2) Net of income tax expense of $276 (January 31, 2007 - $414).
                   Also, the balance as at January 31, 2008 includes unrealized losses of $277 (January 31, 2007 - $150) after tax on the
                   available-for-sale securities.
               (3) Net of income tax benefit of $100 (January 31, 2007 - $1).

               Other comprehensive income (loss)

               The following table summarizes the changes in the components of other comprehensive income (loss).

                                                         For the three months ended
               ---------------------------------------------------------------------
                                                             January 31  January 31
               ($ millions)                                        2008        2007
               ---------------------------------------------------------------------
               Net change in unrealized foreign currency
                translation losses
               Net unrealized foreign currency
                translation gains(1)                           $  1,141    $    892
               Net losses on hedges of net investments in
                self-sustaining foreign operations(2)              (256)       (370)
               ---------------------------------------------------------------------
                                                                    885         522
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Net change in unrealized gains on
                available-for-sale securities
               Net unrealized gains on available-for-sale
                securities(3)                                         8         124
               Reclassification of net gains to net income(4)       (68)        (76)
               ---------------------------------------------------------------------
                                                                    (60)         48
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Net change in gains (losses) on derivative
                instruments designated as cash flow hedges
               Net gains on derivative instruments designated
                as cash flow hedges(5)                              278         247
               Reclassification of net gains to net income(6)      (541)       (225)
               ---------------------------------------------------------------------
                                                                   (263)         22
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Other comprehensive income                      $    562    $    592
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               (1) Net of income tax expense of nil (January 31, 2007 - nil).
               (2) Net of income tax benefit of $94 (January 31, 2007 - nil).
               (3) Net of income tax benefit of $46 (January 31, 2007 -
                   expense of $73).
               (4) Net of income tax benefit of $16 (January 31, 2007 - $41).
               (5) Net of income tax expense of $126 (January 31, 2007 - $125).
               (6) Net of income tax benefit of $251 (January 31, 2007 - $113).

           7.  Financial instruments

               Financial risk management

               The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
               Bank uses derivative financial instruments for both trading and asset/liability management purposes. The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques.

               The Bank's risk management framework has four main components, as follows:

               -  Policies are defined for the Bank's risk tolerance and set the limits and controls within which the Bank and its subsidiaries can operate. These policies also reflect the requirements of
                  regulatory authorities and are approved by the Bank's Board of
                  Directors, either directly or through the Executive and Risk
                  Committee.

               -  Guidelines are developed to clarify risk limits and conditions under which the Bank's risk policies are implemented.

               -  Processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision.

               -  Compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

               Credit risk

               Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Board of Directors, either directly or through the Executive and Risk Committee, reviews and approves the
               Bank's credit risk strategy and credit risk policy on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

               -  target markets and product offerings are well defined,

               -  the risk parameters for new underwritings and for the portfolios as a whole are clearly specified, and

               -  transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

               Credit risk management policies are developed by Global Risk
               Management (GRM) and detail, among other things, the credit rating systems and associated parameter estimates, the delegation of authority for granting credit, calculating the allowance for credit losses and authorizing writeoffs. These form an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

               The Bank's credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities' structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail
               - term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level.

               Credit quality of financial assets

               The Bank's portfolio is well diversified by industry, and there has not been a significant change in concentrations of credit risk since
               October 31, 2007.

               (a) Corporate and commercial

               Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty.

               Key factors considered in the assessment include: the borrower's current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends;
               geopolitical risk; and the borrower's management. Banking units and
               GRM also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

               As at January 31, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally rated at a rating that would generally equate to an investment grade rating by external rating agencies.

               (b) Retail

               The Bank's credit underwriting methodology and risk modeling in
               Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.

               As at January 31, 2008, the amount of retail loans that were past due but not impaired was not significant.

               Derivative instruments

               The Bank uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage credit exposures.

               To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk amount arising from the Bank's derivative transactions.

               Collateral

               (a) Collateral held

               In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives on securities borrowing and lending and derivative transactions, under terms that are common and customary to standard lending, and stock borrowing and lending activities.

               (b) Collateral pledged

               In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at
               January 31, 2008, total assets pledged were $40 billion (October 31,
               2007 - $40 billion). Asset pledging transactions are conducted under terms that are common and customary to standard lending, and stock borrowing and lending activities. Standard risk management controls are applied with respect to asset pledging.

               Liquidity risk

               Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The
               Bank's liquidity risk is managed within the framework of policies and limits approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The
               Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank's liquidity profile.

               The key elements of the Bank's liquidity risk framework include: (i)
               liquidity risk measurement and modeling, including limits on maximum net cash outflow by currency over specified short-term horizons; (ii)
               diversification of the Bank's funding sources; (iii) maintaining a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings; (iv) liquidity stress testing; and
               (v) liquidity contingency planning.

               Liquidity profile

               The Bank maintains large holdings of liquid assets to support its operations, as shown in the table below. These assets generally can be sold or pledged to meet the Bank's obligations.

               The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate.
               Risk management controls are applied with respect to funding and liquidity management.

               Liquid Assets                                                  As at
               ---------------------------------------------------------------------
                                                                         January 31
               ($ millions)                                                    2008
               ---------------------------------------------------------------------
               Canadian dollar liquid assets                               $    676
               Cash and deposits with the Bank of Canada                      4,983
               Deposits with other banks                                     52,856
               ---------------------------------------------------------------------
               Securities                                                  $ 58,515
               ---------------------------------------------------------------------
               Foreign currency liquid assets
               Cash and deposits with the Bank of Canada                   $  4,798
               Deposits with other banks                                     25,954
               Securities                                                    23,567
               Call and short loans                                           1,191
               ---------------------------------------------------------------------
                                                                           $ 55,510
               ---------------------------------------------------------------------
               Total liquid assets
               Cash and deposits with the Bank of Canada                   $  5,474
               Deposits with other banks                                     30,937
               Securities                                                    76,423
               Call and short loans                                           1,191
               ---------------------------------------------------------------------
               Liquid assets as a % of total assets                        $114,025
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
                                                                               25.4%
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Contractual maturities

               The table below shows the contractual maturities of certain of the
               Bank's financial liabilities. The Bank's deposit liabilities shown below are those recorded in Canada and the United States which amounted to $241 billion, representing 76% of the Bank's total deposits.

                                                  Payable on a fixed date
                                                ---------------------------
                                                    Less      One  Greater
                               Payable  Payable     than       to     than
                                    on    after      one     five     five
               ($ millions)     demand   notice     year    years    years    Total
               ---------------------------------------------------------------------
               Deposits       $ 26,710 $ 38,900 $120,885 $ 48,622 $  6,181 $241,298
               Subordinated
                debentures           -        -      256        -    1,894    2,150
               Capital
                instrument
                liabilities          -        -        -        -      500      500
               ---------------------------------------------------------------------
               Total          $ 26,710 $ 38,900 $121,141 $ 48,622 $  8,575 $243,948
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Deposits

               The Bank's foreign operations have their own liquidity management frameworks that are similar to the Bank's framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

               Commitments to extend credit

               In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance
               Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at January 31, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

               Derivative instruments

               The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital.
               More than half of the notional value of the Bank's derivative instruments mature within one year, while 87% mature within five years.

               Market risk

               Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. The Board of Directors reviews and approves market risk policies and limits annually. The LCO and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank's market risk exposures and the activities that give rise to these exposures.

               The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. Models are independently validated prior to implementation and are subject to formal periodic review.

               VaR is a statistical measure that estimates the potential loss in value of the Bank's trading positions due to adverse market movements over a defined time horizon with a specified confidence level. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the
               Bank's capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than
               75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.

               Sensitivity analysis assesses the effect of changes in interest rates on current earnings, other comprehensive income and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank's retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods on the basis of expected repricing dates.

               Interest rate risk

               Interest rate risk, inclusive of credit spread risk, is the risk of loss due to: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates;
               changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the
               Bank's funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders'
               equity. The income limit measures the effect of a specified shift in interest rates on the Bank's annual net income and comprehensive income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank's net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

               The following table shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at January 31, 2008:

               Interest rate gap
               ---------------------------------------------------------------------
               Interest rate                              Cumu-
                position(1)                              lative
                                       Less     Three      less   Greater      Non-
               As at January           than        to      than      than  interest
                31, 2008              three    twelve       one       one      rate
               ($ millions)          months    months      year      year sensitive
               ---------------------------------------------------------------------
               Canadian dollars    $ 12,960  $ (9,989) $  2,971  $  5,034  $ (8,005)
               ---------------------------------------------------------------------
               Foreign currencies  $ (8,092) $  9,123  $  1,031  $ 15,941  $(16,972)
               ---------------------------------------------------------------------
               Total gap           $  4,868  $   (866) $  4,002  $ 20,975  $(24,977)
               ---------------------------------------------------------------------
               (1) The above figures reflect the inclusion of derivative
                   instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs.

               Based on the Bank's interest rate positions as at January 31, 2008, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase after-tax net income by approximately $124 million over the next 12 months. A similar rise in interest rates would increase after-tax other comprehensive income by approximately $22 million and decrease economic value of shareholders' equity by approximately $548 million.

               Foreign currency risk

               Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. The
               Bank's exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers potential volatility to shareholders' equity as well as the potential impact on capital ratios from foreign exchange
               fluctuations. On a quarterly basis, the LCO reviews the Bank's exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

               The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

               In the absence of hedging activity, a one per cent increase
               (decrease) in the Canadian dollar against all the currencies in which the Bank operates, decreases (increases) the Bank's annual earnings by approximately $34 million before tax, primarily from exposure to
               U.S. dollars. A similar change in the Canadian dollar would increase
               (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders'
               equity by approximately $145 million, net of hedging.

               Equity risk

               Equity risk is the risk of loss due to adverse movements in equity prices. Equity risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio's value to changes in the overall level of equity prices, and issuer-specific risk.

               The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. Equity securities are held for liquidity and/or longer-term capital appreciation, or attractive after-tax yields.

               The majority of the Bank's equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group
               Treasury delegates the management of a portion of equity and equity-
               related portfolios to Scotia Cassels Investment Counsel Limited and other external fund managers to take advantage of these fund managers' expertise in particular market niches and products.

               The fair value of available-for-sale equity securities was
               $3,223 million as at January 31, 2008.

               Trading portfolio risk management

               The Bank's policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

               Market risk arising from the Bank's trading activities is managed in accordance with Board-approved policies and aggregate VaR and stress testing limits. The quality of the Bank's VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. The Board reviews VaR and stress testing results quarterly.

               Trading portfolios are marked to market in accordance with the Bank's valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, on average, the trading book may lose more than the VaR about once every 100 days.

               The table below shows the Bank's VaR by risk factor:

                                                        One-day VaR by risk factor
               ---------------------------------------------------------------------
                                             As at      For the three months ended
                                        January 31,          January 31, 2008
               ($ millions)                   2008    Average       High        Low
               ---------------------------------------------------------------------
               Interest rate                  16.7       13.8       18.5        9.8
               Equities                        2.8        4.5        7.4        2.5
               Foreign exchange                0.6        0.9        1.9        0.4
               Commodities                     3.4        2.7        3.6        1.9
               Diversification                (4.2)      (5.3)       n/a        n/a
               All-Bank VaR                   19.3       16.6       20.5       12.5
               ---------------------------------------------------------------------

               Hedges

               There are three main types of hedges for accounting purposes: (i)
               fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

               In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
               The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

               In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net loss of approximately $99 million (after tax). As at January 31, 2008, the maximum length of cash flow hedges outstanding was less than seven years.

               In a net investment hedge, the change in fair value of the hedging instrument, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income.

               Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a loss of $6 million during the quarter (October 31, 2007 - $18 million loss; January 31, 2007 - $12 million gain), of which a loss of
               $4 million (October 31, 2007 - $23 million loss; January 31, 2007 -
               $9 million gain) related to cash flow hedges, due to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

               Items designated as trading

               The Bank has elected to designate certain portfolios of assets and liabilities as trading which are carried at fair value with changes in fair values recorded in income.

               The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $6.4 billion as at January 31, 2008 (October 31, 2007 -
               $4.1 billion; January 31, 2007 - $4.6 billion). The change in fair value that was recorded through trading income was a loss of
               $280 million for the three months ended January 31, 2008 (October 31,
               2007 - $112 million gain; January 31, 2007 - $110 million gain).
               These changes in fair value were entirely offset by the changes in the fair value of the related credit derivatives.

               The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $110 million as at
               January 31, 2008 (October 31, 2007 - $151 million; January 31, 2007 -
               $152 million). The change in fair value recorded through trading income was a loss of $3 million for the three months ended
               January 31, 2008 (October 31, 2007 - $3 million gain; January 31,
               2007 - $5 million gain).

               The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was
               $766 million as at January 31, 2008 (October 31, 2007 - $847 million;
               January 31, 2007 - $847 million). The change in fair value, which is substantially attributable to changes in interest rates, recorded through net interest income was a loss of $10 million for the three months ended January 31, 2008 (October 31, 2007 - $11 million loss;
               January 31, 2007 - $2 million gain). These changes in fair value were substantially offset by the change in fair value of the related derivatives. The Bank is contractually obligated to pay $764 million to the holders of the notes at maturity.

           8.  Employee future benefits

               Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                                      For the three months ended
               ---------------------------------------------------------------------
                                                 January 31  October 31  January 31
               ($ millions)                            2008        2007        2007
               ---------------------------------------------------------------------
               Benefit expenses
               Pension plans                       $      1    $     (4)   $      9
               Other benefit plans                       29          19          30
               ---------------------------------------------------------------------
                                                   $     30    $     15    $     39
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

           9.  Segmented results of operations

               Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking,
               International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment income tables above.

           10. Acquisitions

               The Bank completed the acquisition of Chile's Banco del Desarrollo on
               November 26, 2007, through the acquisition of 99.5 per cent of the outstanding shares for $1.0 billion. Total assets at acquisition were approximately $5.6 billion, mainly comprised of loans. The Bank will combine the operations of Banco del Desarrollo with its existing
               Scotiabank Sud Americano banking operations. Given the recentness of the acquisition, the Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for Banco del Desarrollo. As a result, the amount of the purchase price in excess of the carrying value of the assets and liabilities has not been fully allocated to the acquired assets and liabilities assumed in the Consolidated Balance Sheet. The excess purchase price over the net book value of $804 million is recorded in Other Assets - Other in the consolidated balance sheet pending finalization of the purchase price allocation.

               The Bank completed an 18% equity investment in DundeeWealth Inc. for
               $348 million on September 28, 2007, with the right to acquire up to
               20% after November 1, 2008. The investment is a combination of voting and convertible non-voting shares issued out of treasury by
               DundeeWealth Inc. This investment is accounted for under the equity method of accounting. The Bank has not completed its valuation of the assets acquired and liabilities assumed.
           >>

           SHAREHOLDER & INVESTOR INFORMATION

           Direct deposit service

           Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

           Dividend and Share Purchase Plan

           Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
           As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
           For more information on participation in the plan, please contact the transfer agent.

           Dividend dates for 2008

           Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

           <<
           Record Date                             Payment Date
           January 2                                 January 29
           April 1                                     April 28
           July 2                                       July 29
           October 7                                 October 29
           >>

           Annual Meeting date for fiscal 2008

           The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2008, will be held in Halifax, Nova Scotia, at 10:00 a.m., on Tuesday, March 3, 2009.

           Duplicated communication

           If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

           Website

           For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

           Conference call and Web broadcast

           The quarterly results conference call will take place on March 4, 2008, at 9:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-733-7560 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
           A telephone replay of the conference call will be available from March 4,
2008, to March 18, 2008, by calling (416) 640-1917 and entering the identification code 21262348 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

           <<
           -------------------------------------------------------------------------
           Contact information

           Investors:

           Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

               Scotiabank
               Scotia Plaza, 44 King Street West
               Toronto, Ontario, Canada M5H 1H1
               Telephone: (416) 866-5982
               Fax: (416) 866-7867
               E-mail: investor.relations(at)scotiabank.com

           Media:

           For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

               Telephone: (416) 866-3925
               Fax: (416) 866-4988
               E-mail: corpaff(at)scotiabank.com

           Shareholders:

           For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

               Computershare Trust Company of Canada
               100 University Avenue, 9th Floor
               Toronto, Ontario, Canada M5J 2Y1
               Telephone: 1-877-982-8767
               Fax: 1-888-453-0330
               E-mail: service(at)computershare.com

               Co-Transfer Agent (U.S.A.)
               Computershare Trust Company N.A. 350
               Indiana Street
               Golden, Colorado 80401 U.S.A.
               Telephone: 1-800-962-4284

           For other shareholder enquiries, please contact the Finance Department:

               Scotiabank
               Scotia Plaza, 44 King Street West
               Toronto, Ontario, Canada M5H 1H1
               Telephone: (416) 866-4790
               Fax: (416) 866-4048
               E-mail: corporate.secretary(at)scotiabank.com
           >>

           Rapport trimestriel disponible en francais

           Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

           The Bank of Nova Scotia is incorporated in Canada with limited liability.

           %SEDAR: 00001289EF          %CIK: 0000009631

           /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Ann DeRabbie, Public Affairs, (416) 933-1344/
           (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 07:05e 04-MAR-08